UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period : N/A
Commission file number 0-15829
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION
     The First Charter Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Compensation Committee
First Charter Corporation:
We have audited the accompanying statements of net assets available for plan benefits of the First Charter Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Charlotte, North Carolina
June 27, 2006

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Cash	$15,798	$—
Investments, at fair value:
Mutual funds (cost of $31,174,650 at December 31, 2005 and $28,822,086 at December 31, 2004)	32,716,955	29,034,793
First Charter Corporation common stock (cost of $5,896,978 at December 31, 2005 and $5,136,200 at December 31, 2004)	7,147,080	7,144,410
Participants’ loans receivable	87,891	119,468

Total investments	39,951,926	36,298,671
Receivables:
Contribution receivable from employer	301,945	1,970,213
Accrued income receivable	79,598	70,867

Total receivables	381,543	2,041,080

Total assets	40,349,267	38,339,751

Liabilities
Excess contributions payable	33,105	—
Miscellaneous liabilities	—	17,025

Total liabilities	33,105	17,025

Net assets available for plan benefits	$40,316,162	$38,322,726

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2005

Additions:
Investment income:
Net realized and unrealized appreciation	$869,427
Dividends	1,134,996
Interest on participant loans	7,760

Net investment income	2,012,183

Contributions:
Participant, net of excess contributions	2,862,528
Employer	1,485,263
Rollovers	451,773

Total contributions	4,799,564

Total additions	6,811,747

Deductions:
Benefits paid to participants	4,818,311

Total deductions	4,818,311

Net increase in assets available for plan benefits	1,993,436

Net assets available for plan benefits:
Beginning of year	38,322,726

End of year	$40,316,162

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The First Charter Corporation Retirement Savings Plan (the “Plan”) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the “Corporation”). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Corporation and First Charter Bank (the “Bank”), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, wealth management, investments, insurance, mortgages and employee benefit services.

During 2002, the Plan was amended to provide for the addition of an Employee Stock Ownership Plan (“ESOP”) provision. Shares of the Corporation’s common stock are held in this ESOP, which does not have any debt to the Corporation or to third parties. All such shares have been allocated to participants.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires the use of Plan administrator estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(b)	Trustee and Record Keeping

Under the terms of the trust agreement between the Bank and the Plan, the Bank acts as trustee and record keeper for the Plan.

(c)	Investments

Investments are stated at their fair value, which is based on closing market quotations at December 31, 2005 and 2004. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends on mutual funds are allocated to Plan participants when paid. First Charter stock dividends are allocated to Plan participants based on record date. Participant loans receivable are stated at cost which approximates fair value. Interest rates on participant loans ranged from 5.00% to 9.50% during 2005 and ranged from 5.00% to 10.50% during 2004.

(d)	Administrative Expenses

All expenses incurred related to the administration of the Plan were paid by the Corporation, which totaled $168,522 in 2005 and $143,708 in 2004.

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The Plan is a participant directed plan, providing participants with eleven investment options at December 31, 2005 and thirteen investment options at December 31, 2004, consisting of mutual funds and First Charter Corporation common stock.

The following is a summary of investments at fair value as of December 31, 2005 and 2004 with investments representing 5% or more of the Plan’s net assets separately identified:

Description of Investment	2005	2004
American Europacific Growth Fund	$2,958,906	$—
Federated Capital Preservation Fund	4,626,155	4,688,175
Federated Income Trust Fund	2,129,529	2,217,241
Fidelity Advisor Equity Growth Fund	—	3,200,236
First Charter Corporation Common Stock	7,147,080	7,144,410
Janus Advisor Forty Fund	6,651,834	1,924,089
Vanguard Balanced Index Fund	3,937,433	3,898,948
Vanguard Explorer Fund	2,330,396	—
Vanguard Index 500 Fund	7,595,206	5,884,098
Other investments — mutual funds and participant loans	2,575,387	7,341,474

Total investments	$39,951,926	$36,298,671

During 2005 and 2004, Plan investments in various mutual funds (including gains and losses on mutual funds bought and sold, as well as held during the year) appreciated in value by $1,386,397 and $1,606,513, respectively.

As of December 31, 2005 and 2004, the Plan held 295,153 shares and 273,000 shares, respectively, of First Charter Corporation common stock. This common stock (including gains and losses on such common stock bought and sold, as well as held during the year) depreciated in value by $516,969 for the year ended December 31, 2005 and appreciated in value by $1,733,581 for the year ended December 31, 2004. Dividends on First Charter Corporation common stock amounted to $218,816 in 2005 and $200,352 in 2004.

(4)	Contributions

The Plan is a defined contribution 401(k) plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An employee is eligible to become a participant in the Plan on the Plan’s first entry date (first day of each calendar month) following the completion of one month of service and the attainment of age 20. Employees may contribute up to 50% of their qualified compensation to the Plan. Contributions were limited to a maximum of $14,000 in 2005. Participants attaining age 50 or older prior to the close of the plan year may contribute additional catch-up contributions after contributing the maximum allowable by the IRS. For 2005, the catch-up contribution is limited to $4,000, increasing to a maximum of $5,000 in 2006. Participants may also contribute amounts representing distributions from other qualified plans.

Employer matching contributions to the Plan are made by the Corporation quarterly. Plan participants will receive $0.75 for every dollar contributed up to 6% of their compensation beginning in the first calendar quarter following 6 months of service. The employer matching contributions, net of forfeitures, totaled $1,220,773, in 2005. The Corporation may also make a discretionary non-elective contribution amounting to 3% of an employee’s compensation. To receive the non-elective discretionary contribution, (1) an employee must have completed one year of service, (2) been an employee on January 1st or July 1st of the succeeding year and (3) been employed on the last day of the Plan year in which the proceeding requirements were met. The

Corporation did not make a discretionary non-elective contribution in 2005. The Corporation may also make a discretionary supplemental matching contribution to Plan participants with 6 months of service and employed on the last day of the plan year, based on First Charter Corporation’s earnings per share. The discretionary supplemental matching contribution made by the Corporation in 2005 totaled $264,490.

Excess contributions payable represent employee contributions made to the Plan that were in excess of annual limitations, as well as any appropriate gains or losses, based on the compliance testing performed for 2005. These amounts were refunded to employees within IRS guidelines.

(5)	Benefits and Vesting

The net investment income or loss is allocated to the individual participants’ accounts on a daily basis. Employer matching contributions are allocated to individual participant accounts quarterly. Employer discretionary non-elective contributions and employer discretionary supplemental matching are allocated to individual participant accounts annually. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant’s account. Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following five years of credited service or upon disability or death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of employer contributions. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeited amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following a one year break in service. Excess contributions by the Corporation are also deemed to be non-vested forfeited balances. Forfeitures totaling $285,320 in 2005 were used to reduce contributions receivable from the Corporation. At December 31, 2005, $39,373 of forfeitures remained unused.

A participant may withdraw, in whole or in part, the current portion of his/her Extra Savings Account (after-tax contributions) and Rollover Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the “Committee”). An employee must obtain the Committee’s approval before such a distribution will be made and this withdrawal will result in a six-month suspension of the participants’ before tax contribution account contributions.

The Plan allows the Corporation to authorize the trustee to make loans to Plan participants and beneficiaries under certain circumstances and with certain conditions as set forth in the Plan. Loans outstanding at December 31, 2005 and 2004 were $87,891 and $119,468, respectively.

A participant, at his/her retirement date, may elect to receive the accumulated benefits due him/her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his/her spouse. Such benefits are also payable to the participant if he/she becomes permanently disabled or to his/her beneficiaries upon his/her death.

(6)	Plan Termination

Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue any discretionary contributions at any time. If the Plan is terminated or there is a complete discontinuance of contributions, each participant becomes fully vested in the amount allocated to his/her individual account.

(7)	Federal Income Taxes

The IRS issued its latest determination letter on September 5, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(8)	Risks and Uncertainties

The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Schedule 1
FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

(a) * Party-in-	(b) Identity of issue, borrower, lessor or similar party,		Current
Interest	and (c) description of investment	(d) Cost	(e) Value

	Participant loans receivable, at various rates ranging from 5.00% through 9.50%	$—	$87,891
	American Europacific Growth Fund — 72,010 units	2,629,659	2,958,906
	Dreyfus Premier Small Cap Fund — 28,373 units	595,859	617,106
	Federated Capital Preservation Fund — 462,615 units	4,626,022	4,626,155
	Federated Income Trust Fund — 207,962 units	2,172,813	2,129,529
	*First Charter Corporation Common Stock — 295,153 shares	5,896,978	7,147,080
	Janus Advisor Forty Fund — 231,529 units	5,897,104	6,651,834
	Vanguard Balanced Index Fund — 198,760 units	3,676,813	3,937,433
	Vanguard Explorer Fund — 31,026 units	2,301,062	2,330,396
	Vanguard Index 500 Fund — 66,091 units	7,486,818	7,595,206
	Vanguard Mid Cap Index Fund— 48,091 units	765,718	847,851
	Vanguard Windsor II Fund — 32,638 units	1,022,782	1,022,539

	Total	$37,071,628	$39,951,926

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
	By:	FIRST CHARTER BANK, Trustee

Date June 29, 2006	By:	/s/ Robert E. James, Jr.
Robert E. James, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of KPMG LLP